

MAIL STOP 3628

July 8, 2005

By Facsimile (408) 287-8040 and U.S. Mail

Michael Rider, President
BellaVista Capital, Inc.
420 Florence Street, Suite 200
Palo Alto, California 94301

Re: BellaVista Capital, Inc.
         Schedule 14D-9 filed on July 1, 2005
         File No. 005-80316

Dear Mr. Rider:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9

Item 4. The solicitation or Recommendation, page 1

1. Please disclose whether BellaVista or any of its executive officers, directors, affiliates or subsidiaries currently intend to tender, sell or hold the subject securities. See Item 1012(c) of Regulation M-A.

2. You disclose that the terms of the offer may not allow a security holder to dispose of all of its shares. Please revise your disclosure to more clearly explain why this supports your recommendation to reject MPF's offer.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Schedule 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Jay L. Margulies, Esquire
        Thelen Reid & Priest LLP
        225 West Santa Clara Street
        Suite 1200
        San Jose, California 95113-1723